

October 27, 2010

Via Facsimile and U.S. Mail

Mr. Douglas W. Cowan
Chief Financial Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, Texas 75068-0009

> **Re: Retractable Technologies, Inc.**
> **Amendment 1 to Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **File No. 001-16465**

Dear Mr. Cowan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.
.

Amendment 1 to Form 10-K For the Year Ended December 31, 2009

Cover Page

1.   Please tell us why the cover pages of your Exchange Act filings reflect a file number of
       000-30885, since these filings appear on EDGAR under the file number 001-16465.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 1

-Results of Operations, page 5

2.   We note on page 6 that you disclose "net loss applicable to common shareholders
       excluding litigation charges, stock option expenses, and an impairment of assets" and
       "net loss excluding litigation charges, stock option expenses, and impairment of assets."
       We note similar disclosures on page 11 of your June 30, 2010 Form 10-Q and within
       your Form 8-K filed on May 25, 2010. Please revise your future filings to label these as
       non-GAAP measures and to provide the disclosures required by Item 10(e) of Regulation
       S-K and Regulation G, as applicable. Provide us with a sample of the revised disclosure
       to be included in future filings.

3.   Further to the above, we note that you describe the items that you are excluding from
       your GAAP measures as "nonrecurring or that are not typical for a manufacturing
       company." However, it appears that these items are recurring and/or are typical for a
       manufacturing company and have occurred during each reporting period presented. Non-
       GAAP measures should not eliminate or smooth items identified as non-recurring,
       infrequent or unusual, when the nature of the charge or gain is such that it is reasonably
       likely to recur within two years or there was a similar charge or gain within the prior two
       years.   Please demonstrate to us how the non-GAAP measures presented here comply
       with Item 10(e) of Regulation S-K. Refer specifically to the guidance in Item
       10(e)(1)(i)(c) and 10(e)(1)(ii)(b) of Regulation S-K and the Compliance and Disclosure
       Interpretation, which is available on our website at
       http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Clearly describe
       which items you consider to be 'nonrecurring' and which items you consider 'not typical
       for a manufacturing company' and provide additional details to support your description
       of these items. Please note this comment also applies to your Forms 10-Q as of March 31
       and June 30, 2010.

-Significant Accounting Policies, page 7

-Inventories, page 8

4.   We note that you value your inventories at the lower of cost or market. Please revise future filings to explain in more detail how you determine the lower of cost or market. Also describe how you estimate excess or obsolete inventories.

Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Financial Statements, page F-9

5.   We note that you have recorded $1,832,042, $745,460, and $949,770 of other accrued liabilities within your balance sheets as of June 30, 2010, December 31, 2009, and December 31, 2008, respectively. With a view towards enhanced disclosure, please revise your future filings to explain the nature of these other accrued liabilities. Provide us with a sample of your proposed disclosure.

Note 2. Summary of Significant Accounting Policies, page F-9

Long-lived Assets, page F-10

6.   We note that you recognized a $2.6 million impairment charge related to your catheter production equipment during the fourth quarter of fiscal 2009 since you have outsourced the majority of your production overseas and you expect to generate minimal cash flows from this equipment. We further note from page F-14 that you have capitalized $14.4 million of production equipment as of December 31, 2009. We further note from your June 30, 2010 Form 10-Q that you recognized approximately $163,000 of impairment charges for equipment during the six months ended June 30, 2010 designed in connection with research and development activities since you are outsourcing to overseas manufacturers. Considering these factors and your reported net losses for each reporting periods presented, please explain to us in more detail the nature of the remaining production equipment that you have capitalized as of December 31, 2009 and June 30, 2010 and how you have determined that these assets were not impaired as of December 31, 2009 and June 30, 2010.

-Revenue Recognition, page F-11

7.   We note from page 1 and throughout the filing that you were awarded a contract by the Department of Health and Human Services ("DHHS") during fiscal 2009 to supply a portion of the safety engineered syringes to be used in the US to vaccinate the U.S. population against the Swine Flu. We further note that your revenue recognition primarily addresses how you recognize sales related to your distributors. As appropriate, revise future filings to describe how you recognize revenues on any other sales arrangements, including the contract with DHHS.

Note 12. Stock Options, page F-21

8.   We note that you utilize the Binomial Option Pricing Model and the Black-Scholes pricing model in the determination of the fair value of your stock options granted during each reporting period presented. Please revise your future filings to explain how you determined the underlying assumptions within these models such as expected volatility, risk-free rate, expected life, etc.

Item 10. Directors, Executive Officers and Corporate Governance, page 26

9.   We note that your disclosure in this section does not reflect a discussion of the specific experience, qualifications, attributes or skills for each director or person nominated or chosen to become a director that led to the conclusion that each such person should serve as director, in light of your business and structure. Please expand your disclosure in future filings to address the requirements of Regulation S-K Item 401(e)(1).

Item 11. Executive Compensation, page 31

Summary Compensation Table, page 38

10.   Please tell us how your disclosure in footnote (1) to your summary compensation table complies with Regulation S-K Item 402(n)(2)(vi), as revised by Release No. 33-9089 (Dec. 16, 2009), or revise your future filings accordingly. Please also apply this comment to your disclosure under "Grants of Plan-Based Awards" on page 39 with respect to your stock and option awards.

Signatures, page 51

11.   It appears that you have not included the signature from the individual who is acting as your controller or principal accounting officer. If not, please amend your Form 10-K to include that signature. Otherwise, please tell us how you have complied with General Instruction D(2)(a) of Form 10-K

Exhibits 31.1 and 31.2

12.   We refer to paragraph 1 in exhibits 31.1 and 31.2 and note that you have replaced the word "report" with "annual report." In future filings, please revise to include certifications that conform to the exact wording required by Regulation S-K Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2010

Notes to Condensed Financial Statements, page 4

13.   We note from page 3 that you recorded $850,000 for a provision for rebates. We further note from your disclosure on page 11 that the provision for rebates is reflected in your operating expenses for the period. Please address the following:

- Explain to us in more detail the nature of this rebate including the facts and circumstances that led you to incur the additional rebate.

- Explain how you are accounting for these rebates.

- Clarify where the related costs are recorded in the statement of operations. To the extent the costs are classified as operating expenses as the disclosure onp age 11 suggests, tell us how this classification complies with paragraphs 605-50-25-7 through 9 and 605-50-45-2 of the FASB Accounting Standards Codification. Also discuss how this accounting is consistent with the accounting policy disclosed in Note 2 to your December 31, 2009 audited financial statements, which states that revenue is recorded net of contractual pricing allowances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. Please contact Celia Soehner, Staff Attorney, at (202) 551- 3463, or Jay Mumford, Reviewing Attorney, at (202) 551- 3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief